Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 31, 2022
TO THE PROSPECTUS DATED APRIL 18, 2022

This document supplements, and should be read in conjunction with, our prospectus dated April 18, 2022, as supplemented by Supplement No. 1 dated May 6, 2022, Supplement No. 2 dated May 17, 2022, Supplement No. 3 dated June 3, 2022, Supplement No. 4 dated July 1, 2022, Supplement No. 5 dated July 6, 2022, Supplement No. 6 dated August 3, 2022, Supplement No. 7 dated August 16, 2022, Supplement No. 8 dated September 2, 2022 and Supplement No. 9 dated October 4, 2022. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose changes to our management.

Management

The following disclosure is added to the “Management—Directors and Executive Officers” section of our prospectus and other sections of the prospectus as appropriate.

On October 27, 2022, M. Peter Steil, Jr. notified our board of directors of his resignation as a member of our board of directors, effective November 9, 2022. Mr. Steil’s resignation was not due to any disagreement with us, our advisor or any of our affiliates.

On October 29, 2022, the Board increased the number of directors from five to six, effective immediately, until the effective date of Mr. Steil’s resignation, when the number of directors will automatically decrease to five.

On October 29, 2022, our board of directors elected Gregg A. Gonsalves to fill the vacancy on the board of directors, effective immediately. Our board of directors also determined that Mr. Gonsalves shall serve as one of our independent directors and appointed him to the audit committee. Mr. Gonsalves will serve as a director until our next annual meeting of stockholders and until his successor is elected and duly qualified. The election of Mr. Gonsalves to the board of directors was not made pursuant to any arrangement or understanding between him and any other person.

Biographical information with respect to Mr. Gonsalves is set forth below:

Gregg A. Gonsalves, 54, is an Advisory Partner at Integrated Capital LLC, a hotel-focused, private real estate advisory and investment firm. Prior to joining Integrated Capital LLC in 2013, he was employed by Goldman Sachs & Co., or Goldman Sachs, from 1993 to 2013, where he advanced to Partner and Managing Director and was ultimately responsible for Goldman Sachs’ real estate mergers and acquisition business, where he completed over fifty transactions totaling approximately $100 billion. During his 20 year career at Goldman Sachs, Mr. Gonsalves also served as Vice President of the Investment Banking Division and oversaw the Aerospace and Defense Sector. From 1989 to 1991, he was employed by Mobil Oil Corporation where he worked as a sales engineer in the Marketing and Refining division. Mr. Gonsalves serves on the board of directors of several other companies. He serves on the board of Cowen Inc., a publicly traded investment bank (NASD: COWN), and serves on its Audit and Nominating and Corporate Governance Committees. Since 2020, he has served as a director of RREEF America REIT II, a private REIT sponsored by the Company’s sponsor. Until its sale in 2022, Mr. Gonsalves served as Chairman of the Board of Cedar Realty Trust, a publicly traded REIT that owned retail real estate and served on its Audit, Nominating, Corporate Governance, and Compensation Committees. He is currently Chairman of the Board of the Jackie Robinson Foundation. Mr. Gonsalves holds a B.Sc. in Mechanical Engineering from Columbia University and an M.B.A. from Harvard Business School.

The following disclosure is added to the “Management—Committees of the Board of Directors” section of our prospectus.

Prior to November 9, 2022, the audit committee consists of Deborah H. McAneny, Gregg A. Gonsalves, M. Peter Steil, Jr. and Charles H. Wurtzebach, each of whom is an independent director. Thereafter, the audit committee will consist of Deborah H. McAneny, Gregg A. Gonsalves and Charles H. Wurtzebach.